MPLX LP

200 East Hardin Street

Findlay, Ohio 45840

August 10, 2012

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:	MPLX LP

Registration Statement on Form S-1

Filed July 2, 2012

File No. 333-182500

Ladies and Gentlemen:

Set forth below are the responses of MPLX LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2012 with respect to the Partnership’s Form S-1 initially filed with the Commission on July 2, 2012, File No. 333-182500 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 1 unless otherwise indicated.

Form S-1 Filed July 2, 2012

General

1.

We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including all the agreements referenced in the section “Agreements Governing the Transactions” and any material contracts, supply the

Securities and Exchange Commission

August 10, 2012

partnership agreement which is to be included as appendix A, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application and promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A.

Response: We acknowledge the Staff’s comment and have filed as Appendix A to Amendment No. 1 the form of the First Amended and Restated Agreement of Limited Partnership of MPLX LP. On August 10, 2012, we received a letter from the NYSE clearing us to file an application to list our common units on the exchange. We will soon file a listing application with the NYSE and undertake to provide in future amendments updated information regarding the status of our NYSE listing application, as well as all omitted exhibits and all information in the Registration Statement that we are not entitled to omit under Rule 430A. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	We note your disclosure at page 7 regarding your status as an emerging growth company and that you “may choose to ‘opt out’” (emphasis added) of the extended transition period set forth in Section 102(b)(1) of the Jumpstart Our Business Startups Act. In this regard, it appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Accordingly, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: We will not elect to use the extended period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. The Registration Statement has been revised accordingly. Please see pages 8 and 34.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Partnership’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

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August 10, 2012

4.	Please provide us with independent, supplemental support for your belief that MPC is the fifth-largest petroleum products refiner in the United States and that Speedway LLC operates the fourth-largest chain of company-owned and operated retail gasoline and convenience stores. In that regard, you are responsible for providing accurate and complete disclosure in your filings, so please revise the disclosure under “Industry and Market Data” at page iii to eliminate the suggestion that you “cannot guarantee [the] accuracy and completeness” of disclosure you provide. Similarly, revise to eliminate the suggestion at page iii that the disclosure is “only” accurate as of the prospectus date and the suggestion at page 65 that the information you provide is “not fact and should not be relied upon as being necessarily indicative of future results....”

Response: We acknowledge the Staff’s comment and are supplementally providing (under a separate cover letter) information responsive to the Staff’s request for independent, supplemental support for our belief that MPC is the fifth-largest petroleum products refiner in the United States and that Speedway LLC operates the fourth-largest chain of company-owned and operated retail gasoline and convenience stores. In addition, the Registration Statement has been revised as requested. Please see pages iii and 60.

Prospectus Cover Page

5.	We note the disclosure at page 15 regarding your inability to have made any payments on the subordinated units. Please include a new bulleted risk factor here and appropriate disclosure elsewhere in your document which states explicitly that you had a shortfall over the corresponding pro forma period that would have prevented you from paying the minimum quarterly distribution on all units as a whole, including subordinated units. Specify how many of the previous four quarters would have experienced such a deficiency, including the amount of the deficiency for each quarter. We may have additional comments once you provide the particulars.

Response: The Registration Statement has been revised as requested. Please see the cover page of the preliminary prospectus and pages 15, 24 and 57.

Prospectus Summary, page 1

6.	We note your statement at page 5 that you have minimum “direct” exposure to commodity price fluctuations. Please revise your disclosure to describe the type and level of exposure you have in respect of such fluctuations. In this regard, we note your disclosure at page 23 regarding how the costs of crude oil and other feedstocks to MPC may affect your business and at page 31 under “Our exposure to direct commodity price risk may increase in the future.”

Response: The Registration Statement has been revised as requested. Please see pages 98 and 99.

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August 10, 2012

7.	Revise to briefly explain the basis for your expectation regarding the anticipated shipments by MRC in excess of the minimum volume commitments in the first bullet point at page 5, “Stable and Predictable Cash Flows.”

Response: The Registration Statement has been revised as requested. Please see pages 5 and 114.

Risk Factors, page 23

We may not have sufficient cash from operations, page 24

8.	As practicable, shorten your 31-page Risk Factors section. All factors should be no longer than one or two short paragraphs. Identify the risk, cross-reference additional detail elsewhere if appropriate, and eliminate all excess detail. Also eliminate text which mitigates the risk you present, including a number of clauses which begin “Although,” such as the statement at page 31 that you “intend to continue to contractually minimize our exposure.”

Response: We acknowledge the Staff’s comment and have undertaken to shorten and refine our Risk Factors section, including eliminating text that mitigates the risk we present. Please see “Risk Factors” beginning on page 22.

9.	Please revise to discuss the fact that you would not have generated available cash sufficient to pay the full minimum quarterly distribution on all of your common units and subordinated units during the periods referenced at page 15 and to make clear the extent of the deficiency in each such period.

Response: We have considered the Staff’s request and have revised the Registration Statement to reflect that the Partnership would not have generated available cash sufficient to pay the full minimum quarterly distribution on all of our common units and subordinated units for the year ended December 31, 2011 and the twelve months ended March 31, 2012. Please see the cover page of the preliminary prospectus and pages 15, 24 and 57. We supplementally advise the Staff that we are in the process of updating our presentation of our pro forma cash available for distribution for the twelve months ended June 30, 2012 and will undertake to make clear the extent of the deficiency in each such period in a future amendment.

Cash Distribution Policy and Restrictions on Distributions, page 58

Rationale for Our Cash Distribution Policy, page 58

10.	Disclose explicitly here and elsewhere as appropriate that you may borrow funds to pay your quarterly distributions.

Response: The Registration Statement has been revised as requested. Please see pages 14 and 53.

Unaudited Pro Forma Cash Available for Distribution, page 62

11.	You present pro forma information for the year ended December 31, 2011 and twelve months ended March 31, 2012. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results. If you calculated the information on a quarterly basis, provide additional detail regarding the amount of the deficiency in each period. Otherwise, quantify for each period presented the amount of shortfall, based on the minimum quarterly distribution.

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Response: We acknowledge the Staff’s comment and supplementally advise the Staff that we are in the process of updating our pro forma information for the twelve months ended June 30, 2012 and will include updated disclosure in a future amendment. We will also undertake to quantify for each period presented the amount of the shortfall, if any, based on the minimum quarterly distribution.

Estimated Cash Available for Distribution, page 64

12.	We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis both historically and going forward.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised to demonstrate, in tabular format, our ability to make payments on a quarterly basis both historically and going forward. Please see pages 58, 59 and 62. We also supplementally advise the Staff that we are in the process of updating our forecasted cash available for distribution and will undertake to provide projected information for the year ending December 31, 2013 in a future amendment.

General and Administrative Expenses, page 76

13.	We note your forecasted general and administrative expenses consist of “approximately $12.0 million of direct costs for estimated employee-related expenses relating to the management and operation of [y]our assets under [y]our employee services agreements with MPC that are not included in purchases from related parties.” Please enhance your disclosure to describe the factors you will use to determine the type of costs that will be excluded from the line item “Purchases from related parties” and thereby included in the line item “General and administrative expenses.”

Response: The Registration Statement has been revised as requested. Please see pages 72, F-24, F-25, F-39 and F-40.

Non-GAAP Financial Measure, page 96

14.	We note you define EBITDA as “net income before depreciation, provision for income taxes, and net interest and other financial income (costs).” Please re-label this non-GAAP measure to avoid confusion with EBITDA as defined in Item 10(e)(1)(ii)(A) of Regulation S-K given your adjustment for net interest and other financial income (costs). For additional guidance, refer to Question 103.01 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response: The Registration Statement has been revised as requested. Please see page 92.

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August 10, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 98

Cash Flows, page 109

15.	Please expand your analysis to quantify the impact of each factor identified as causing a change in your cash flows in each period. For example, please quantify the amount attributed to changes in working capital, other operating activities and net income as each relates to net cash provided by operating activities.

Response: The Registration Statement has been revised as requested. Please see page 105.

Directors and Executive Officers of MPLX GP LLC, page 153

16.	Item 401 of Regulation S-K requires a brief description of each individual’s principal occupations and employment during the past five years, as well as a brief explanation as to responsibility undertaken in prior positions. If Mr. Templin did not join your general partner in the listed capacities immediately after leaving PricewaterhouseCoopers, please revise his sketch to fill in the missing information in that regard.

Response: The Registration Statement has been revised as requested. Please see pages 150 and 151.

17.	Insofar as they have additional concurrent positions and responsibilities with MPC, please revise the sketches to quantify for each executive officer the estimated percentage of professional time each intends to devote to your business.

Response: The Registration Statement has been revised as requested. Please see pages 149 through 152.

Certain Relationships and Related Party Transactions, page 164

18.	Please revise to include the information required by Item 404 of Regulation S-K with respect to your debt arrangements with MPCIF and your investments in related party debt referenced at page 110.

Response: We acknowledge the Staff’s comment and note that the debt arrangements that our predecessor had in place with MPCIF will be terminated at the closing of our initial public offering. We have revised the Registration Statement accordingly. Please see pages 9, 19, 90, 104, 106 and F-2.

Determination of Offering Price, page 221

19.	Provide all the “various” factors considered, as Item 505(a) of Regulation S-K requires. We note the reference to “other factors deemed relevant by the underwriters and us.”

Response: We acknowledge the Staff’s comment and have deleted the reference to “other factors deemed relevant by the underwriters and us.” We consider the remaining factors to be the various factors that we and the underwriters will consider when determining the offering price of our common units. Please see page 218.

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Where You Can Find Additional Information, page 225

20.	Please revise to include the correct information required by Item 12(b)(2)(ii) of Form S-1.

Response: The Registration Statement has been revised as requested. Please see page 221.

Financial Statements

Unaudited Pro Forma Combined Financial Data, page F-2

21.	Please revise to provide separate columns for each transaction reflected in your pro forma financial statements.

Response: The Registration Statement has been revised as requested. Please see pages F-4, F-5 and F-6.

Unaudited Pro Forma Combined Statements of Income, pages F-4 and F-5

22.	Please revise to provide pro forma earnings per partnership unit information or tell us why this type of disclosure is not deemed to be necessary. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: The Registration Statement has been revised as requested. Please see pages F-4 and F-5.

Notes to Unaudited Pro Forma Combined Financial Data, page F-7

23.	We note pro forma adjustment (h) is made to recognize the “incremental annual costs associated with operating as a separate publicly-traded partnership, including costs related to corporate governance, external financial reporting and insurance.” Please tell us how this adjustment is directly attributable to the transactions for which you are presenting pro forma financial statements. In addition, please tell us how this adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that the Partnership’s pro forma financial statements do not give effect to incremental annual general and administrative expenses that the Partnership will incur as a separate publicly-traded partnership. Please see pages 20, 91 and F-3.

24.	Please clarify for us how pro forma adjustment (i) is directly attributable to one of the transactions you describe on pages 8 and 9 of your filing.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that our predecessor’s cash management agreements with subsidiaries of MPC and Marathon Oil will be terminated at the closing of the Partnership’s initial public offering. Please see pages 9, 19, 90, 104, 106 and F-2.

Securities and Exchange Commission

August 10, 2012

25.	Please expand pro forma footnote (k) to state the rate you used to calculate the tax effects of your pro forma adjustments. Your revised disclosure should include an explanatory note if the pro forma provision for income taxes is not calculated based on the statutory rate. Refer to Rule 11-02, Instruction 7 of Regulation S-X.

Response: The Registration Statement has been revised as requested. Please see revised footnote (j) on page F-9.

MPLX LP Financial Statements

Report of Independent Registered Public Accounting Firm, page F-11

26.	We note the report issued by your independent accountant indicates that the audit was conducted in “accordance with auditing standards generally accepted in the United States of America” rather than in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please obtain and file a revised report from your independent accountant that is compliant with Auditing Standard No. 1 or tell us why you believe the report filed is appropriate.

Response: We acknowledge the Staff’s comment and have obtained a revised report from our independent accountant. Please see page F-12.

MPLX LP Predecessor Financial Statements

General

27.	Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form here and throughout your filing reads consistently from left to right. Refer to SAB Topic 11:E.

Response: The Registration Statement has been revised as requested. Please see the financial and other data presented in tabular form in the preliminary prospectus, including under the sections “Summary historical and pro forma financial and operating data” beginning on page 19, “Selected historical and pro forma financial and operating data” beginning on page 90, “Management’s discussion and analysis of financial condition and results of operations” beginning on page 94 and “Business” beginning on page 113.

Notes to Combined Financial Statements

Note 4. Related Party Transactions, page F-22

28.	Please provide disclosure clarifying how you determine the allocation of charges between “Purchases from related parties” and “General and administrative expenses.” In addition, please tell us how the line item captioned “Purchases from related parties” reflects the nature of the expenses incurred. Refer to Rules 4-08(k) and 5-03 of Regulation S-X.

Response: The Registration Statement has been revised as requested. Please see pages 72, F-24, F-25, F-39 and F-40.

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August 10, 2012

Note 6. Other Items, page F-25

29.	We note that you recorded approximately $0.5 million of capitalized interest during the fiscal year ended December 31, 2011. Please revise to provide additional disclosure regarding your interest capitalization policy. Refer to FASB ASC 835-20.

Response: The Registration Statement has been revised as requested. Please see page F-21.

Note 15. Commitments and Contingencies, page F-29

30.	We note your disclosure stating that the ultimate resolution of some of your contingent liabilities could, individually or in the aggregate, be material. Please tell us how you considered providing disclosure of a range of possible loss. Refer to FASB ASC 450-20-50-4.

Response: We considered the guidance in FASB ASC 450-20-50-4, which requires that, for contingencies where there is at least a reasonable possibility that a loss exists in excess of amounts accrued, disclosure include both “(a) the nature of the contingency and (b) an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.” ASC 450 defines a “reasonable possibility” as more than remote but less than likely. In all of our disclosed contingencies for which we have not recorded an accrual, management is unable to estimate a range of reasonably possible loss due to various reasons, including, among others, the absence of specific demands from counterparties, including applicable government agencies and third parties, and uncertainty as to the outcome of pending activities, including environmental remediations. In this circumstance, ASC 450 requires only a statement that an estimate of the loss cannot be made. We have revised our disclosure in the Registration Statement to clarify that we are unable to estimate a range of loss for matters for which we have not recorded accruals. Please see pages F-31 and F-44. Additionally, with respect to the environmental matters we disclose, we state that “[i]t is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties if any that may be imposed.” With respect to our disclosure regarding performance and general guarantees arising under agreements relating to assets we have sold to other parties, we state that “[w]e are typically not able to calculate the maximum potential amount of future payments that could be made under such contractual provisions because of the variability inherent in the guarantees and indemnities.” For each of these matters, we have described the nature of contingency. Therefore, we believe we have complied with the disclosure requirements of FASB ASC 450-20-50-4.

*             *             *

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MPLX LP

By:	MPLX GP LLC,
its General Partner

By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

cc:	Timothy S. Levenberg, Securities and Exchange Commission

Sirimal R. Mukerjee, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Jennifer O’Brien, Securities and Exchange Commission

William N. Finnegan IV, Latham & Watkins LLP

Brett E. Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP